

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Investment Corp. VI
3415 N. Pines Way, Suite 204
Wilson, Wyoming 83014

      Re: Hennessy Capital Investment Corp. VI
         Draft Registration Statement on Form S-1
         Submitted February 5, 2021
         CIK No. 0001842937

Dear Mr. Hennessy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 5, 2021

General

1.   Please identify the underwriter in your next filing.

<u>Summary Financial Data, page 28</u>

2.   Please revise to disclose the nature of the "As Adjusted" column or cross reference to where such information is disclosed in the S-1.

        You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Michael P. Heinz